UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Rightside Group, Ltd.

(Name of Subject Company)

DTS Sub Inc.

(Offeror)

Donuts Inc.

(Parent of Offeror)

(Name of Filing Person)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76658B100

(CUSIP Number of Class of Securities)

Alvaro Alvarez

SVP, General Counsel & Secretary

Donuts Inc.

10500 NE 8th Street, Suite 1450

Bellevue, Washington 98004

(424) 262-4238

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Jens M. Fischer

Kara Tatman

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$219,219,756.90	$25,407.57

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by (i) multiplying the offer price of $10.60 by 21,309,166 Shares, which is the sum of (a) 19,287,957 outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Rightside Group, Ltd. (“Rightside”), (b) 772,896 Shares underlying outstanding in-the-money stock options exercisable under Rightside’s equity plans (the “Options”), and (c) 1,248,313 Shares underlying outstanding restricted stock units, and (ii) subtracting the aggregate exercise price of the Options. This calculation does not include any Shares issuable upon exercise of the Company’s outstanding warrants, as the exercise price per share for the warrants is greater than $10.60 per share. The warrants are therefore not expected to be exercised. The foregoing share figures and aggregate exercise price have been provided by Rightside to the offeror and are as of June 23, 2017, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$25,407.57 Schedule TO	Filing Party: Date Filed:	Donuts Inc. June 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    Third-party tender offer subject to Rule 14d-1.

☐    Issuer tender offer subject to Rule 13e-4.

☐    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 27, 2017 with the Securities and Exchange Commission (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) by DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Donuts Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Rightside Group, Ltd., a Delaware corporation (“Rightside” or the “Company”), at a price of $10.60 per Share, net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27 , 2017 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO and its applicable exhibits remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO (or applicable exhibit, as applicable).

Items 1 through 11 in the Schedule TO and Exhibit(a)(1)(A) to the Schedule TO (Offer to Purchase)

The Offer to Purchase and Items 1 through 11 of the Schedule TO, insofar as such items incorporate sections of the Offer to Purchase as amended below, are hereby amended and supplemented as follows:

Section 15 – “Certain Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by deleting the paragraph immediately following subsection (2)(i) of that section on page 45 in its entirety and replacing it with the following:

“The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time at or prior to the Expiration Time, in the sole discretion of Parent and Purchaser; provided that the Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. If any of the conditions referred to above is triggered, Parent or Purchaser will promptly notify Company stockholders whether or not the triggered condition has been waived.”

Section 19 – “Miscellaneous” of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph of that section on page 48 in its entirety and replacing it with the following:

“The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2017

DTS Sub Inc.

By:	/s/ ALVARO ALVAREZ
Name: Title:	Alvaro Alvarez Vice President and Secretary

Donuts Inc.

By:	/s/ ALVARO ALVAREZ
Name: Title:	Alvaro Alvarez SVP, General Counsel and Secretary

EXHIBIT LIST

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 27, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on June 27, 2017.*

(a)(5)(A)	Joint press release issued by Parent and Rightside, dated June 14, 2017 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).*

(a)(5)(B)	Email to employees of Parent, dated June 14, 2017 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).*

(a)(5)(C)	Email to registrars of Parent, dated June 14, 2017 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).*

(a)(5)(D)	Joint press release issued by Parent and Rightside, dated July 7, 2017.*

(b)	Debt Commitment Letter, dated June 13, 2017, by and among Silicon Valley Bank and Parent.*

(d)(1)	Agreement and Plan of Merger, dated as of June 13, 2017, among Parent, Purchaser and Rightside (incorporated by reference to Exhibit 2.1 of Rightside’s Current Report on Form 8-K filed on June 14, 2017).*

(d)(2)	Confidentiality Agreement between Parent and Rightside, dated as of March 27, 2017, and amended as of May 25, 2017.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed with the Schedule TO.